



SEC 03054444 COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49913

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Dresdner Kleinwort Wasserstein - Grantchester, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

PROCESSED
APR 22 2003
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James P. Daprile (Controller) (212) 969-2651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
APR 01 2003
WASH. DC 155

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Affirmation

I, James Daprile, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Dresdner Kleinwort Wasserstein – Grantchester, Inc., as of December 31, 2002, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Daprile
Title: Controller

Subscribed & Sworn to before me
this 28th day of March, 2003

Notary Public

KAREN A. PIAGGIONE
NOTARY PUBLIC, State of New York
No. 01CR5040291
Qualified in ~~Suffolk County~~ QUEENS
Certificate Filed in New York County
Commission Expires 3/6/07

Dresdner Kleinwort Wasserstein – Grantchester, Inc.

Statement of Financial Condition
December 31, 2002


SEC MAIL PROCESSING
RECEIVED
APR 0 1 2003
WASH, D.C. 155 SECTION



PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report Of Independent Accountants

To the Board of Directors
and Stockholder of
Dresdner Kleinwort Wasserstein – Grantchester, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Dresdner Kleinwort Wasserstein – Grantchester, Inc. (the "Company") at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 9, the Company ceased operations on December 5, 2002. The Company proceeded to commence an orderly liquidation of its securities business and its employees were either terminated or were to be terminated or transferred to affiliated entities. Through March 28, 2003, the Company had sold all of its securities owned and bought in all securities sold but not yet purchased and terminated or transferred to affiliated entities substantially all of its employees. The Company's trading and other operations are dormant as of March 28, 2003.

PricewaterhouseCoopers LLP

March 28, 2003

Dresdner Kleinwort Wasserstein – Grantchester, Inc.
(an indirect wholly owned subsidiary of Dresdner Kleinwort Wasserstein Group, Inc.)
Statement of Financial Condition
December 31, 2002
(Dollars in 000's, except share value)

Assets		
Cash	$	851
Securities owned which are pledged as collateral, at market value		9,938
Securities owned, at market value		817
Receivable from clearing broker		164,820
Accounts receivable		2,319
Due from affiliates		33,818
Other assets		1,881
Total assets	$	214,444
Liabilities and stockholder's equity		
Securities sold but not yet purchased, at market value	$	24,956
Accrued compensation		61,157
Due to affiliates		10,210
Accounts payable and accrued liabilities		1,701
Total liabilities		98,024
Common stock ($.01 par value; 1,000 shares authorized; 100 shares issued and outstanding)		1
Additional paid-in capital		241,421
Accumulated deficit		(125,002)
Total stockholder's equity		116,420
Total liabilities and stockholder's equity	$	214,444

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Dresdner Kleinwort Wasserstein – Grantchester, Inc. (the "Company") is an indirect wholly owned subsidiary of Dresdner Kleinwort Wasserstein Group, Inc. (the "Parent") and is primarily engaged in the sales, trading, research and underwriting of fixed income and convertible securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Parent is a wholly owned subsidiary of Dresdner Bank AG ("Dresdner"), which in turn is wholly owned by Allianz AG (the "Ultimate Parent").

2. Significant Accounting Policies

Securities owned which are pledged as collateral and securities sold but not yet purchased
Securities owned which are pledged as collateral and securities sold but not yet purchased are valued at market and the resulting unrealized gains and losses are recognized in trading revenues. Securities transactions, as well as securities commission income and related expenses, are recorded on a trade date basis. The Company clears its securities transactions on a fully disclosed basis through an unrelated broker-dealer (the "Clearing Broker"). At December 31, 2002, securities owned which are pledged as collateral and securities sold but not yet purchased consist primarily of corporate fixed income obligations.

As the Company's securities deposited with the Clearing Broker are available for hypothecation, they have been classified as securities owned which are pledged as collateral. At December 31, 2002, there were no outstanding borrowings from the Clearing Broker.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation of furniture and equipment is provided on a straight-line basis over the assets' estimated useful lives of five years. Amortization of leasehold improvements is provided on a straight-line basis over the assets' estimated useful lives or the lease term, whichever is shorter. At December 31, 2002, furniture, equipment, and leasehold improvements had been fully depreciated and amortized.

Income taxes
Current income taxes are provided at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for the temporary differences between the financial statement and tax bases of assets and liabilities.

The results of operations of the Company are included in the consolidated income tax returns filed by the Parent. The Company's tax provision is recorded on the basis of filing separate tax returns; tax benefits are recognized to the extent that it is more likely than not that they will be utilized in the consolidated tax returns of the Parent.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned, Securities Owned Which are Pledged as Collateral and Securities Sold But Not Yet Purchased

Securities owned, securities owned which are pledged as collateral and securities sold but not yet purchased consists of the following securities at December 31, 2002:

	Owned not Pledged as Collateral	Owned Which are Pledged as Collateral	Sold but Not Yet Purchased
Corporate high yield and convertible Bonds	$ -	$ 9,928,047	$ 24,956,602
Domestic U.S. equities	-	9,475	
Corporate loan	817,000	-	-
	$ 817,000	$ 9,937,522	$ 24,956,602

4. Income Taxes

The Company files its Federal, state and local tax returns with its Parent. On a separate company basis, the Company would have had a net operating loss carryforward available to offset future taxable income, or to be utilized by the Parent in its consolidated tax returns. The Parent is not able to utilize the Company's net operating loss. Additionally, the Company's deferred tax assets at December 31, 2001 were carried at a value of $5,126,000. During the year ended December 31, 2002 the Company provided a full valuation allowance of $5,126,000 against the prior year deferred tax assets and $33,651,000 against current year deferred tax assets, as it is more likely than not they will not be utilized by the Company or in the consolidated tax returns of the Parent

5. Commitments and Contingencies

The Company is a party to certain legal actions arising in the ordinary course of its business. It is the opinion of management, based on consultation with counsel, that the ultimate outcome of all such litigation will not have a material adverse effect on the financial condition or results of operations of the Company.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company does not expect to suffer any material loss in connection with its contracts.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liability with regard to the right. During 2002, the Company paid the clearing broker $nil related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

6. Transactions with Affiliated Companies

Due to and from affiliates
Amounts represent short-term advances between the Company, the Parent and entities affiliated with the Company.

7. Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination agreements at December 31, 2001, consisted of a note issued pursuant to a subordinated loan agreement in the amount $18,750,000, with a varying interest rate, due January, 2003. This amount was fully repaid during 2002.

8. Off-Balance Sheet Risk

Market risk
The Company has sold securities that it does not own and therefore will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the securities' December 31, 2002 market value. The Company will incur a loss if the market price of the securities increases before the Company purchases the securities.

Credit risk
The Company is engaged in various types of trading activities with financial institutions including other brokers and dealers, commercial banks, mutual funds and insurance companies, as well as high net worth individuals. The Company's securities transactions are generally collateralized by readily marketable securities. In the event counterparties to transactions do not fulfill their obligations, the Company may be exposed to credit risk to the extent such obligations are unsecured.

As explained in Note 2, the Company clears its securities transactions through a clearing broker and as such maintains cash deposits and securities at the Clearing Broker.

General risk monitoring policy
The Company's policy is to monitor its market and credit exposure through the use of a variety of reporting and control procedures. The Company also reviews, as considered necessary, the credit standing of its Clearing Broker and each counterparty with which it conducts business.

9. Cessation of Operations

The Company ceased operations on December 5, 2002. The Company proceeded to commence an orderly liquidation of its securities business and its employees were either terminated or were to be terminated or transferred to affiliated entities. Through March 28, 2003, the Company had sold all of its securities owned and bought in all securities sold but not yet purchased and terminated or transferred to affiliated entities substantially all of its employees. The Company's trading and other operations are dormant as of March 28, 2003.

10. Net Capital Requirement

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined.

At December 31, 2002, the Company had net capital of $73,658,000 which exceeded the requirement of $4,871,000 by $68,787,000. The Company's ratio of aggregate indebtedness to net capital was approximately 0.99 to 1.